www.linkedin.com/in/matthew-offers-085a2311 (LinkedIn)

## Top Skills

Mobile Applications
Strategic Roadmaps
Technology Roadmapping

## Languages

English (Native or Bilingual)
German (Elementary)

# Matthew Offers

Driven and Creative Software Product Professional
Jacksonville, Florida, United States

## Summary

Driven and experienced software product professional. I have over a decade of experience in every part of the SDLC, and experience both in leadership, and as a team member, in many team roles. My ability to track the vision of a product against its details, in combination with a large toolbox of techniques and deliverables, helps me drive clear roadmaps and delivery for development organizations. I have a deep interest in technology which sparks my ability to successfully communicate, both internally and externally, very technical concepts to executive leadership, as well as translate conceptual ideas to software developers resulting in high alignment.

## Experience

**Mapped**
Technical Product Manager
November 2022 - Present (1 year 8 months)

**Bee**
5 years 8 months

Co-Founder & Chief Technology Officer
April 2022 - Present (2 years 3 months)
Jacksonville, Florida, United States

Co-Founder & Product Management Leader
November 2018 - April 2022 (3 years 6 months)

Leader of Product Development, coordinating Product Managers, Developers, Architects and QA to construct a Product Delivery process

Closely collaborates with engineering, product research, product design, marketing, InfoSec, and legal to define and ship features for our Mortgage line of business

Liaise with business stakeholders and SMEs to create extensive Roadmaps focused on minimum viable product delivery, and then broke down roadmaps into actionable requirements via Epic User Stories and User Stories in Jira and Confluence

Leads in the discovery, planning, development, and go-to-market strategies, planning and facilitating research into customer journey and implementing results as features

## Pavaso
### Product Manager
June 2017 - October 2018 (1 year 5 months)
Plano, Texas

Lead team of developers to deliver Proof of Concept of blockchain-based data solution for Post-Close activities for Mortgages

Constructed process maps, data/entity diagrams, system architecture specifications to guide team design & delivery

Conducted interviews to gather user requirements through workshops, questionnaires, surveys, workflows, use cases, scenarios, and other methods

## Optimal Blue
### Business Analyst/Scrum master
September 2015 - June 2017 (1 year 10 months)
Plano, TX

Operated as support for in-house Agile pod focused on delivering a modern RESTful API for company's flagship Product and Pricing Engine

Facilitated Stand-ups, Sprint Planning, Backlog Grooming, and Sprint Retrospectives
Translated conceptual user requirements into functional requirements in a clear manner that was comprehensible to soliciting vendors and the project team

Utilized SQL to drive requirements for API internal interfaces

## Southwest Airlines
### Business Process Analyst
February 2015 - September 2015 (8 months)
Dallas/Fort Worth Area

Lead documentation effort of global shipping processes

Facilitated effort to document end to end process for physical cargo procedures, including international duty and import structures to supplement development definition efforts
Identified pain points and worked with Cargo executives and subject matter experts to solution them away

Participated in planning for global shipping software platform implementation

## Seilevel, Inc
**Product Manager**
April 2011 - June 2014 (3 years 3 months)
Austin, Texas Area

Operated as requirements expert for Fortune 1000 companies including Dell and American Express

Worked as embedded business analyst, product manager for customers both remote and in-person
Business analysis activities included: Backlog construction, BRD/SRS creation and maintenance, SME facilitation, Process Modeling, Data Modeling, Business Objective Definition, KPI Identification

Worked with internal leadership to create training materials for Business Analysis education and training

## Sam Houston State University
**Student Software Worker**
September 2010 - January 2011 (5 months)

## Institute for the Study of Violent Groups
**Student Research Assistant**
April 2008 - September 2010 (2 years 6 months)

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# Education

## Sam Houston State University
B.A., Philosophy · (2006 - 2010)